April 8, 2011

Eric J. Bentley
Second Vice President
Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN 55101-2098

      Re: Advantus Series Fund, Inc.: Annual Post-Effective Season Updates
                  <u>N-1A Post-effective Amendment # 43 (SEC Nos. 002-96990 & 811-4279)</u>

Dear Mr. Bentley:

     The Staff has reviewed the above-referenced post-effective amendments, which the Commission received on February 28, 2011, as well as the related EDGAR correspondence filed therewith. Unless otherwise stated, page numbers in this letter refer to the pagination in the courtesy copy provided to the staff, and Item references are to the Item numbers set forth in Form N-1A. If a comment is given with respect to a particular fund and the same issue exists in the disclosure or presentation for another fund, the comment applies to the other fund(s) as well. Please make corresponding changes wherever applicable throughout the filing. If similar comments are given with respect to separate funds, please review the disclosure for all other funds in light of both variations of the comment and revise accordingly. Based on our review of this filing, we have the following comments.

Bond Portfolio

1. Investment Objective (p. 1). Please confirm that this statement of the fund's investment objectives reflects the formal language defining the fund objectives in the relevant official fund governance documents. If not, restate the objective to conform to that stated in the official fund documents.

2. Annual Portfolio Operating Expense Table (p. 1). Please insert percentage signs after the numbers in the fee table to conform to the standard conventions of fee presentation.

3. Expense Example (p. 1). If possible, please keep the Expense Example heading and purpose statement with the rest of the expense example (preamble and numbers) so the purpose statement provides more useful context for the example figures presented.

4. Principal Investment Strategies: Specific Missing Strategies (p. 2).
a. Investments related to Acquired Fund Fees and Expenses (AFFE). The current strategy summary does not indicate that the fund invests in other funds. Please identify the types of securities giving rise to the acquired fund fees and expenses line item in the fee table.

b. Emerging Market Holdings. The strategy summary does not refer to investments in emerging markets but the risk summary discusses emerging market risk. Please add strategy disclosure to indicate the basis for this risk.

c. Currency-related Strategies & Associated Derivatives. The principal risk summary mentions current management strategies and the use of currency derivatives. Please reflect the basis for these references in the strategy summary. In supplementing the strategy information, Advantus should tailor the disclosure to describe the derivatives-related strategies and risks based on the Fund's actual operations, the specific kinds of derivatives the advisor employs, and the purposes they serve. For guidance, please see Barry Miller's letter to the ICI dated 7/30/10. Also, if derivatives may be used to satisfy the 80% threshold for investments in bonds, please state this explicitly.

d. Non-Agency Securities. The principal risk section describes potential negative consequences associated with Non-Agency Securities and concludes with two sentences identifying the types of investments that fall within this category. If the portfolio design relies on those instruments, this information should be moved from the "Non-Agency Securities Risk" heading to the strategy summary. Please make this change.

e. Foreign Investment Strategy. The disclosure includes new language about investing in foreign government and foreign company debt securities. However, the list of factors the advisor considers in making investment decisions has not changed to reflect the strategy change. (*See* Principal Investment Strategies, final sentence.) Please provide a brief statement summarizing the criteria Advantus uses to decide how to allocate assets between foreign and domestic investment options.

5. *Principal Investment Strategies: Sub-prime Risk (p. 4).* If the investment in non-agency securities includes investment in sub-prime residential mortgage borrowers or may otherwise create sub-prime investment risks, please identify this risk by name and describe it in plain English.

6. *Performance (p. 5).* If updated investment results are available on the Advantus website, please include a statement to that effect in the preamble. Also, per Instruction 3(b) to Item 4(b)(2), please move the second sentence of the preamble to a footnote. The footnote language also should state that but for the 12b-1 fee associated with Class 2 shares, the returns for the new class would be substantially similar to the returns of the class shown in the chart.

Index 400 Mid-Cap Portfolio[1]

7. *Principal Investment Strategies & Risks (p. 8).*
a. Strategy Description & Plain English. Please restate the following sentence in plain English: "It is a float-adjusted market-weighted index (stock price times float-adjusted shares outstanding), with each stock affecting the index in proportion to its float-adjusted market value." Specifically, either explain the terms: "float-adjusted shares outstanding" and "float adjusted market value" or describe the index without using industry terms of art.

b. S&P 400 Correlation Strategy. There appears to be a word missing in the 2nd sentence of the 2nd paragraph. The relevant portion of the sentence reads, "and due to changing economic or markets,

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[1] To the extent applicable, please make corresponding changes to the Index 500 Portfolio disclosure.

may invest...." Please add a noun after the word "economic," delete the word "or," add an adjective before the word "markets," or clarify this language in some other way.

c. *Additional Risks.* Please describe the primary risks associated with investing in mid-cap stocks. Also, please note the risk that if a particular stock within the index (or an industry heavily represented by the index) performs poorly, the portfolio's performance may also suffer.

International Bond Portfolio

8. *Principal Investment Strategies (p. 16).*
a. *Derivatives.* Please review the principal strategies discussion of the derivatives to ensure that the information describes the actual derivative instruments that the portfolio intends to use to achieve its investment objective. *See* Barry Miller Letter to the ICI dated July 30, 2010. In the paragraph describing the portfolio's use derivatives for speculative reasons, please indicate the maximum percentage of the fund's assets that may be invested in derivatives for this purpose. Finally, please state whether derivatives will be use to satisfy 80% investment policy required by Rule 35d-1 under the Investment Company Act (*i.e.*, the Names Rule).

b. *Investment Choices.* The strategy summary does not describe the techniques or criteria the subadviser uses to make investment decisions. The first 5 paragraphs describe the kinds of instruments the fund can hold, and only 2 sentences talk about the factors the sub-adviser uses to make buy, sell and hold decisions.[2] The strategy description should indicate the relationship between the subadvisor's "assessment of changing market, political and economic conditions ... [and] evaluation of interest and currency exchange rate changes and credit risks" and the purchase and sale decisions it makes. Please add a few sentences about how the advisor: (i) allocates between permissible types of securities (*e.g.*, debt instruments or derivatives? investment grade or junk bonds? developed or developing market bonds? Estonia or Zaire?); and (ii) responds to basic economic, political and currency changes (*e.g.*, what currency management strategies is the risk disclosure referring to?)

9. *Principal Risks (pp. 16-18).* Please add a summary of prepayment risk or, in your response letter, explain why such disclosure would not be appropriate for this portfolio.

10. *Performance: Benchmark Indices (p. 19).* In the narrative preceding the total returns table, please provide a more useful description of the secondary index. The description should make clear why the secondary index is an appropriate comparison for measuring the portfolio's performance.

Money Market Portfolio

11. *Fees & Expenses (p. 21).* Please include a line item for acquired fund fees and expenses per Instruction 3(f) to Item 3 or, in a response letter filed on EDGAR, confirm that fees and expenses

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[2] As written, the strategy section simply identifies which debt instruments the portfolio can hold and the limited reasons it also may hold certain riskier derivatives. To the extent there is disclosure describing the basis for the subadviser's investment decisions, it reads as follows: "the Portfolio's sub-adviser allocates the Portfolio's assets based upon its assessment of changing market, political and economic conditions. It will consider various factors, including evaluation of interest and currency rate changes and credit risks." The quoted language is inadequate as it does not indicate how the subadviser weighs that information or how investment choices are made in light of it.

incurred indirectly as a result of investing in shares of other money market funds do not exceed 0.01% of the portfolio's average net assets.

Mortgage Securities Portfolio

12. Principal Strategies & Risks (pp. 26-27). The principal risk disclosure refers to the risks associated with sub-prime mortgages. Please either remove this disclosure from the Principal Risk section or explicitly refer to investment in sub-prime mortgages in the principal strategy section. The term "sub-prime" should appear in both principal strategy and risk sections or in neither.

Real Estate Securities Portfolio

13. Principal Strategies & Acquired Fund Fees & Expenses (pp. 30-31). The fee table includes a line item for acquired funds fees and expenses, but the Principal Strategies disclosure does not specifically refer to a strategy of investing in other funds. Please add this information to the Principal Strategy disclosure or explain why such a statement would not be appropriate.

14. Derivatives: Principal Strategies & Risks (p. 31). Per Comment 8(a), above and the guidance in Barry Miller's July 30, 2010, letter to the ICI, please tailor the description of derivative risks to the actual derivative instruments that the portfolio intends to use to achieve its investment objective.

Other Prospectus Disclosure

15. Purchase and Sale of Fund Shares (p. 34). Please delete the second sentence of this section as it is neither permitted nor required by Form N-1A. *See also,* General Instruction C.3(d)(i)(C).

16. Item 9 Disclosure: International Bond Portfolio Principal Risks (pp. 42 -45). The Item 9 Principal Risk disclosure for the International Bond Portfolio is structured differently from the parallel Item 9 principal risk sections for the other portfolios. The other portfolios provide bullet-point lists naming principal risks and "other risks," which are each described in more detail under the "Defining Risks" section starting on page 52. The International Bond Portfolio section includes a full narrative description of each principal risk and a bullet-pointed list of just the "other risks." Please present the information for all portfolios in the same format or, for consistency, at least use the same language to describe the same risk throughout the Item 9 information. For example, the International Bond portfolio description of Credit Risk on page 43 is different from the Credit Risk description in the "Defining Risks" section on page 52. If each portfolio's Item 9 information will not be presented in the same format, please reconcile the inconsistencies in the descriptions so the substance of the information is the same regardless of the format.

17. Item 10(a)(1)(ii): Advisory Fees (p. 59). Please confirm that the last sentence of the "Money Market Portfolio Expense Waivers" section will be updated or, if the agreement has not been reapproved for the current year, delete the entire paragraph.

18. Selling Shares: Redemption Fees (p. 63). This section states that Advantus has reserved the right to charge a redemption fee that is not currently assessed. Please state the maximum amount of charge associated with that right in this section also.

19. Exchanging Shares (p. 63). Please describe exchanges among the underlying funds of a variable contract more specifically. The current disclosure can give the impression that a variable contractowners may only transfer from one Advantus portfolio to another. Please clarify that: (a) a contractowner may exchange of shares of an underlying fund for shares of any other underlying fund portfolio offered through the variable contract regardless of the issuer; and (b) the transfers will always be priced based on the relative net asset values of each portfolio involved in the transaction.

20. *Dividends and Capital Gains Distributions (p. 65).* How do "consent dividends" apply to contractowners who hold beneficial interests in the portfolios through their variable insurance contracts? Please revise the disclosure so this relationship is clear and, if appropriate, delete the last sentence entirely.

21. *Back Cover Page.* Please correct the phone number for the SEC's Public Reference Room as the exchange is no longer 942. The correct number is 202.551.8090.

Statement of Additional Information

22. *Disclosure Required by IC-29092.* Please confirm that the SAI reflects the enhanced compensation and qualification disclosures required by IC-29092 (Dec. 16, 2009) or supplement the disclosure to reflect any required, missing information.[3]

23. *Investment Objectives and Policies: Generally (pp. 1-48).* If any of the categories of investments described in this section may be associated with subprime mortgage lending and/or subject to the risks associated with subprime mortgage lending (*e.g.*, Non-Governmental Mortgage-Related Securities on page 12), please state this explicitly.

24. *Credit Default Swaps (SAI, pp. 30-34).*
a. Segregation Clarification. Using plain English, please clarify that for credit default swaps, the fund must segregate an amount equal to the notional value of the contracts unless there is a contract requirement to cash-settle which has been interpreted as a "firm commitment" permitting the fund to segregate only the amount equal to the fund's daily marked to market liability, if any. *See* Investment Company Act Release 10666. Specifically, revise the end of the 1st paragraph at the top of page 31 to describe this contractual cash-settlement obligation expressly.

b. Additional Disclosure. If the portfolios intend to have significant investments in forwards and futures, please include the following disclosure as well:

> As an open-end investment company registered with the SEC, Advantus is subject to the federal securities laws, including the 1940 Act, related rules, and various SEC and SEC staff positions. In accordance with these positions, with respect to certain kinds of derivatives, Advantus must "set aside" (referred to sometimes as "asset segregation") liquid assets, or engage in other SEC- or staff-approved measures, while the derivatives contracts are open. For example, with respect to forwards and futures contracts that are not contractually required to "cash-settle," Advantus must cover its open positions by setting aside liquid assets equal to the contracts' full, notional value. With respect to forwards and futures that are contractually required to "cash-settle," however, Advantus is permitted to set aside liquid assets in an amount equal to the Trust's daily

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[3] The relevant release (Rel, Nos. 33-9080 & 34-61175) requires enhanced disclosure about a number of topics including compensation policies and practices that create company risks, stock option awards to directors and executives, director/nominee qualifications and legal proceedings, board leadership and risk oversight roles and certain consultants' conflicts of interests.

marked-to-market (net) obligations, if any (*i.e.*, Advantus' daily net liability, if any), rather than the notional value. By setting aside assets equal to only its net obligations under cash-settled forward and futures contracts, Advantus will have the ability to employ leverage to a greater extent than if it were required to segregate assets equal to the full notional value of such contracts. The use of leverage involves certain risks. *See* "Risk Factors." Advantus reserves the right to modify its asset segregation policies in the future to comply with any changes in the positions articulated from time to time by the SEC and its staff.

25. Loans of Portfolio Securities (SAI, p. 40). The text in middle of the 1ˢᵗ paragraph under this heading states, "[t]he cash collateral may be invested in securities which are subject to sub-prime mortgage risk." Please expand this statement to include a discussion of any limitations on investing cash collateral in this manner or explicitly state that there are no such limitations.

26. Fundamental Restrictions (SAI, pp. 48-49). Per Item 16(c)(1)(ii), please revise Fundamental Restriction #1 to include the purpose for which the proceeds may be used. As written, the restriction suggests the Fund will not borrow so there would be no need to state the purpose for which borrowed proceeds may be used. However, the disclosure also identifies an exception that allows the portfolios to borrow money "as permitted under the Investment Company Act of 1940, as amended." Based on that exception, the Form requires Advantus to disclose the purpose(s) for which these permitted borrowings would be used.

27. Disclosure of Portfolio Holdings (SAI, pp. 70-73). Per Item 16(f)(1)(ii), please disclose "any conditions or restrictions placed on the use of information about portfolio securities that is disclosed, *including any requirement that the information be kept confidential or prohibitions on trading based on the information…* ." (Emphasis added.) The current disclosure does not expressly state that the various recipients of non-public portfolio holdings information are prohibited from trading on such information and does not describe any duty of confidentiality for the situations described. Please add the relevant confidentiality and trading prohibition information per the Form requirements. Alternatively, in a response letter filed on EDGAR, confirm that the disclosure fully describes all such restrictions related to non-public disclosure of portfolio holdings.

Part C

28. Item 31. Per Instruction 1 to Item 31, please include the business address for any company listed in response to this Item.

Miscellaneous

29. Required Electronic Tagging Exhibit. Please be advised that within 15 days of the effectiveness of the annual updates to the registration statement, you must file an exhibit to the registration statement that provides an electronically tagged Risk/Return summary for the prospectus. Please note that if the filing is not made within the 15 day period, the Registrant may not rely on Rule 485(b) under the 1940 Act until the exhibit is filed. *See* IC-28617 (July 15, 2009).

30. Operable Webpage Links. Please confirm that all webpage references contain operable electronic links directly to the page where the relevant information appears. For example, the back cover page of the prospectus contains a link to www.AdvantusSeriesFund.com. That link should lead directly to the page where the SAI, annual and semi-annual reports may be obtained. *See* XBRL Adopting Release at p. 76 (Release No. 333-8998). Specifically, the adopting release describing this requirement states, "[t]he address is required to be specific enough to lead investors directly to the statutory prospectus and other required information, rather than to the home page or other section of the Web site on which the materials are posted. The Web site could be a central site with prominent links to each required document." In your response letter, please confirm this link and all other webpage links operate in this way.

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Please respond to the comments above in your next post-effective amendment and in a letter filed as EDGAR correspondence associated with the same. The letter should include an explanation of how Registrant has revised the disclosure to satisfy each of our comments. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position.

Although we have provided comments on this post-effective amendment, we reserve the right to comment further in light of your responses. If you have any questions, you may call me at 202.551.6752. Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C. 20549-8629.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products